UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[☒] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2021

or

[☐] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 001-41118

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Garmin International, Inc. Retirement Plan

c/o Garmin International, Inc.

1200 East 151st Street

Olathe, KS 66062

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Garmin Ltd.

Mühlentalstrasse 2

8200 Schaffhausen

Switzerland

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Garmin International, Inc. Retirement Plan

Years Ended December 31, 2021 and 2020

With Independent Auditors’ Report

i

Garmin International, Inc.

Retirement Plan

Financial Statements and

Supplementary Information

Years Ended December 31, 2021 and 2020

i

Report Of Independent

Registered Public Accounting Firm

Garmin Retirement Plan Committee and Plan Participants

Garmin International, Inc. Retirement Plan

Olathe, Kansas

Opinion On The Financial Statements

We have audited the accompanying statements of net assets available for benefits of Garmin International, Inc. Retirement Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri

June 27, 2022

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2021 and 2020

	2021	2020
Assets
Cash held in self-directed brokerage accounts	$7,402,215	$7,195,560

Investments at fair value:
Mutual funds	103,021,327	73,945,576
Common/collective trusts	1,407,990,228	1,173,172,004
Self-directed brokerage accounts	59,835,913	45,582,423
Garmin Ltd. common stock	57,109,283	50,162,970
	1,627,956,751	1,342,862,973

Receivables:
Participant contributions	-	1,422,931
Employer contributions	-	1,761,257
Notes receivable from participants	8,989,193	9,131,189
	8,989,193	12,315,377

Net assets available for benefits	$1,644,348,159	$1,362,373,910

See accompanying notes to financial statements.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2021 and 2020

	2021	2020
Additions
Contributions:
Participant	$53,244,654	$48,418,099
Employer	58,066,973	53,780,795
Rollover	8,734,922	6,971,436
Total additions	120,046,549	109,170,330

Deductions
Benefits paid to participants	58,678,113	43,173,874
Fees	535,646	530,758
Total deductions	59,213,759	43,704,632

Investment income:
Net appreciation in fair value of investments	209,063,973	200,845,651
Dividends and interest from investments	9,633,055	4,988,926
Net investment income	218,697,028	205,834,577

Interest on notes receivable from participants	428,283	426,855

Net increase before transfers in	279,958,101	271,727,130

Transfers into the Plan	2,016,148	2,740,204

Net increase	281,974,249	274,467,334

Net assets available for benefits - Beginning of year	1,362,373,910	1,087,906,576

Net assets available for benefits - End of year	$1,644,348,159	$1,362,373,910

See accompanying notes to financial statements.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Garmin International, Inc. Retirement Plan (the Plan or Garmin Plan) is a contributory defined contribution plan available to employees of Garmin International, Inc. (the Company or Plan Sponsor), a wholly owned subsidiary of Garmin Ltd. The adopting employers of the Plan are Garmin AT, Inc., Garmin USA, Inc., Navionics, Inc., AeroData, Inc., and AeroNavData, Inc. (Employers). Garmin Ltd. and international subsidiary employees are excluded from participating in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Garmin International, Inc. Retirement Plan Committee (the Committee). The Committee has overall responsibility for the operation and administration of the Plan. The Committee determines the Plan’s investment offerings, monitors investment performance and reports annually to the Compensation Committee of the Board of Directors of Garmin Ltd.

There are no age or service requirements to participate in the Plan. Employees may make deferral contributions and receive the Company match and base contributions on the first day of the payroll period that follows their hire date. Associates in the internship program are excluded from participating in the Plan.

Eligible employees may contribute up to 50% of their annual compensation subject to Internal Revenue Service (IRS) maximum limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after-tax) contributions. The Company matches 75% of each participant’s contributions up to 10% of the employee’s eligible compensation per payroll period. Additional discretionary contributions may be made to all eligible employees of the Company.

Participants become fully vested in Company matching contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service. In addition, participants will have a 100% vested interest in their account upon reaching normal retirement age, upon death while still a participant in the Plan, or upon suffering a qualifying disability while still a participant in the Plan.

For the years ended December 31, 2021 and 2020, the non-safe harbor discretionary base contribution was equal to 2% of each participant’s eligible compensation. Participants become fully vested in non-safe harbor discretionary base contributions and any other discretionary profit-sharing contributions after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years of continuous service.

The Employers made additional discretionary contributions (Safe Harbor base contributions) to the Plan during the 2021 and 2020 Plan years. For any Plan year in which the Employers elect to make this type of contribution it will be equal to at least 3% of each eligible participant’s compensation and will be 100% vested at all times. Participants will be notified before the beginning of each Plan year that this type of contribution will be made. Eligible employees will receive Safe Harbor base contributions on the first day of the payroll period that coincides with or next follows the date of employment. Participants do not need to be enrolled in the Plan to receive safe harbor and non-safe harbor discretionary base contributions. Any other discretionary Company contributions to the Plan would be at the sole discretion of the Company.

The nonvested balance of terminated participants’ account balances is forfeited, and such forfeitures serve to reduce future Company contributions and pay Plan administrative fees. The Plan used $1,021,027 and $629,356 in forfeiture funds to reduce Company contributions in 2021 and 2020, respectively. The Plan did not use any forfeitures to pay Plan administrative fees in 2021 or 2020. The Plan retained $19,943 and $14,515 in forfeitures as of December 31, 2021 and 2020, respectively, which is available for future use.

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and the earnings of their account, and charged with an allocation of administrative expenses. Allocation of administrative expenses are on a per capita basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Under provisions of the Plan, participants direct the investment of their contributions into one or more of the investment accounts available.

1. Description of the Plan (continued)

Participants may borrow from the Plan in the form of a participant note receivable, which is limited to the amount the participant may borrow without being treated as a taxable distribution. The note receivable and any outstanding balance may not exceed 50% of the participant’s vested account balance, not including discretionary profit-sharing contributions or merged Garmin International, Inc. base contribution balances, or $50,000, whichever is less. The Plan’s Loan Policy establishes the interest rate on Plan loans as the Prime rate plus 0.5%. Principal and interest are paid ratably each pay period through deductions from the participant’s payroll. The vested account balance provides the security for the note receivable, and the participant’s account may not be used as security for a note receivable outside of the Plan. Additionally, notes receivable must be repaid with interest within five years from the inception date unless the note receivable is used to acquire the participant’s principal residence. The note receivable may be repaid before it is due.

Pursuant to the Coronavirus Aid, Relief, and Economic Security (CARES) Act enacted in March 2020, Plan participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020. If a delay was granted, the participant’s note was reamortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020. In addition, the limit on notes receivable was increased to the lesser of $100,000 or 100% of the participant's vested account balance. The increased loan limit was available for 180 days after the enactment of the CARES Act.

The Plan also permitted participants to request up to $100,000 in coronavirus-related distributions, with optional repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

Upon termination of employment with the Company, participants have various distribution options for receiving their benefits. If the participant’s balance is greater than $5,000 the participant may choose between a lump sum distribution or to receive payment in installments (monthly, quarterly, semi-annual or annual payments). If the participant’s balance is less than $5,000 a lump sum distribution is required. A lump sum distribution may be made in the form of a rollover IRA or cash. If the participant’s balance is less than $1,000 the lump sum distribution must be in cash.

In 2020, the Plan Sponsor and certain of its affiliated entities acquired the outstanding stock of Kruger Optical, Inc. and acquired substantially all of the assets of GEOS Response, LLC. The employees of GEOS Response, LLC and Kruger Optical, Inc. were granted credit for prior service and were eligible to participate in the Plan upon completion of the acquisition. On April 8, 2020 the AeroNavData, Inc. 401(k) Profit Sharing Plan was merged into the Plan and assets were transferred into the Plan. On June 16, 2020 the Fit Pay, Inc. 401(k) Plan was merged into the Plan and assets were transferred into the Plan.

On March 16, 2021 the Kruger Optical, Inc. 401(k) Profit Sharing Plan and Trust was merged into the Plan and assets were transferred into the Plan. GEOS Response, LLC did not sponsor any type of 401(k) plan, therefore, no plan merger was required.

Although the Company has not expressed any intent to do so, it has the right under the Plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Retirement Plan and the Plan document.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Plan.

Basis of Accounting

The financial statements are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Expenses not related to investment management and Plan administration are paid by the Company and are not included in the statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Certain investment management and administration expenses paid to T. Rowe Price, the trustee and third-party administrator as defined by the Plan, are included as a reduction of the net appreciation in fair value of investments.

3. Fair Value Measurements

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

3. Fair Value Measurements (continued)

The Plan’s investments are stated at fair value. Following is a description of the valuation methodologies used:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value per share (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Garmin Ltd. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Self-directed brokerage accounts: Valued at either closing price reported on the active market on which the individual securities are traded or using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Common/collective trusts: Valued at the NAV of units of a bank collective trust or its equivalent. The NAV, as provided by T. Rowe Price, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the respective trust less its liabilities. This practical expedient is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. All of the common/collective trusts held by the Plan file an annual report on Form 5500 as a direct filing entity.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020.

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$103,021,327	$-	$-	$103,021,327

Self-directed brokerage accounts	59,715,004	120,909	-	59,835,913
Garmin Ltd. common stock	57,109,283	-	-	57,109,283
Total assets in the fair value hierarchy	$219,845,614	$120,909	$-	219,966,523

Common/collective trusts measured at net asset value {a}:				1,407,990,228
Total investments at fair value				$1,627,956,751

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$73,945,576	$-	$-	$73,945,576

Self-directed brokerage accounts	45,503,893	78,530	-	45,582,423
Garmin Ltd. common stock	50,162,970	-	-	50,162,970
Total assets in the fair value hierarchy	$169,612,439	$78,530	$-	169,690,969

Common/collective trusts measured at net asset value {a}:				1,173,172,004
Total investments at fair value				$1,342,862,973

{a}

Certain investments that are measured at fair value using the net asset value per share/unit (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There have been no changes in the valuation methodologies used at December 31, 2021 or 2020.

4. Income Tax Status

The underlying volume submitter plan has received an opinion letter from the IRS dated August 2, 2017, stating that the form of the volume submitter plan is qualified under Section 401 of the Internal Revenue Code (Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2015-6 and Announcement 2011-49, Garmin International, Inc. has determined that it is eligible to and has chosen to rely on the current IRS volume submitter plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. As such, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt.

The Plan believes it has maintained its tax status and has not identified any tax positions which are considered to be uncertain. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax period in progress. The Plan files income tax returns in the U.S. federal jurisdiction and is no longer subject to income tax examinations by tax authorities for years before 2018.

5. Related Party Transactions and Party-in-interest Transactions

Certain Plan investments are shares of mutual funds and common/collective trusts managed by T. Rowe Price. Investment management and shareholder servicing fees paid on these funds and all other funds to T. Rowe Price are recorded as a reduction of net appreciation in fair value of investments. The Plan also maintains an administration expense account that is funded by fees paid by participants. At December 31, 2021 and 2020, the Plan had balances available in the amount of $127,926 and $161,369 to pay future administrative expenses. The Plan made direct payments to T. Rowe Price as its third-party administrator of $338,658 and $305,838 for the years ended December 31, 2021 and 2020, respectively. The Company pays directly any other fees related to the Plan’s operations.

Certain Plan investments are shares of Garmin Ltd. common stock. Garmin International, Inc. is the Plan Sponsor; therefore, these transactions are considered related party and party-in-interest transactions. Certain receivables are loans to participants, and therefore these transactions are considered party-in-interest transactions.

The above transactions qualify as allowable party-in-interest transactions.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$1,644,348,159	$1,362,373,910
Adjustment from contract value to fair value reporting utilized by certain common/collective trusts	687,016	2,601,626
Net assets available for benefits per Schedule H of the Form 5500	$1,645,035,175	$1,364,975,536

The following is a reconciliation of net increase as reflected in the financial statements to the Form 5500:

	Years Ended December 31,
	2021	2020
Net increase per financial statements	$281,974,249	$274,467,334
Change in adjustment from contract value to fair value reporting utilized by certain common/collective trusts	(1,914,610)	2,075,492
Net income per Schedule H of the Form 5500	$280,059,639	$276,542,826

Supplementary Information

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
December 31, 2021
EIN 48-1088407
Plan # 001	Description	Number
	of	of Shares		Fair
Identity of Issuer	Investment	or Units	Cost (1)	Value

GARMIN LTD. COMMON STOCK*	Company Stock	419,397		$57,109,283

T. ROWE PRICE GOVERNMENT MONEY FUND*	Mutual Fund	148,077		148,077
MFS INTERNATIONAL VALUE R6 FUND	Mutual Fund	402,906		21,454,767
VNGRD ST INFL-PROT SEC IDX ADM	Mutual Fund	355,588		9,152,848
DFA US TARGETED VALUE 1	Mutual Fund	1,219,569		36,830,983
DIAMOND HILL LARGE CAP Y	Mutual Fund	992,012		35,434,652
				103,021,327

T ROWE PRICE RET BLEND 2005 C*	Common/Collective Trust	213,176		2,833,114
T ROWE PRICE RET BLEND 2010 C*	Common/Collective Trust	138,976		1,873,401
T ROWE PRICE RET BLEND 2015 C*	Common/Collective Trust	565,810		7,728,965
T ROWE PRICE RET BLEND 2020 C*	Common/Collective Trust	3,226,690		44,754,183
T ROWE PRICE RET BLEND 2025 C*	Common/Collective Trust	3,366,632		48,008,172
T ROWE PRICE RET BLEND 2030 C*	Common/Collective Trust	8,330,797		122,046,171
T ROWE PRICE RET BLEND 2035 C*	Common/Collective Trust	4,081,901		61,310,147
T ROWE PRICE RET BLEND 2040 C*	Common/Collective Trust	16,232,586		248,845,544
T ROWE PRICE RET BLEND 2045 C*	Common/Collective Trust	4,693,022		72,835,697
T ROWE PRICE RET BLEND 2050 C*	Common/Collective Trust	4,914,417		76,370,045
T ROWE PRICE RET BLEND 2055 C*	Common/Collective Trust	5,265,302		81,822,798
T ROWE PRICE RET BLEND 2060 C*	Common/Collective Trust	2,107,520		34,521,172
T ROWE PRICE RET BLEND 2065 C*	Common/Collective Trust	83,163		1,116,882
VG SSGA GL ALL CP EQ EXUS ID NL K	Common/Collective Trust	790,353		12,175,392
WELLINGTON CIF 11 GROWTH	Common/Collective Trust	2,798,407		83,224,623
STATE STREET S&P 500 IND NL N	Common/Collective Trust	1,756,532		199,953,060
STATE STREET US EXT MKT INX C	Common/Collective Trust	2,303,266		86,897,635
STATE STREET GL ALL CP EQ C	Common/Collective Trust	-		-
PRUDENTIAL CORE PLUS BOND	Common/Collective Trust	195,704		38,179,866
STATE STREET US BOND INDX NL C	Common/Collective Trust	734,419		11,860,129
T. ROWE PRICE STABLE VALUE COMMON TRUST FUND*	Common/Collective Trust	64,910,736		64,910,736
T. ROWE PRICE GROWTH STOCK TRUST*	Common/Collective Trust	-		-
WLLIAMBLAIR SM MD CAP FE CIT 1	Common/Collective Trust	1,803,099		74,438,785
INVESCO INTERNATIONAL GROWTH TRUST 2	Common/Collective Trust	822,096		32,283,711
				1,407,990,228

Self-Directed Brokerage Accounts	Brokerage Accounts			67,238,128
Participant Notes Receivable, interest rates from 3.75% to
8.75%, maturities through July 30, 2051*	Participant Notes Receivable			8,989,193
				$1,644,348,159

(1)	Cost information was omitted for Plan assets which are participant directed.
*	Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GARMIN INTERNATIONAL, INC. RETIREMENT PLAN

Date: June 27, 2022	By:	/s/ Gene Lampe
Gene Lampe
Plan Administrator